# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Puerto Rico Residents Tax-Free Fund IV, Inc., CIK 0001847286
CUSIP: 74527N108
Title of class of securities: Common Shares, $0.01 par value
Address of issuer's principal executive offices: 270 Munoz Rivera Avenue, Suite 1110, San Juan, Puerto Rico (PR), 00918
Date of event which requires filing of this statement: 12/19/2025
Filed by CIK 0001838395
Persons authorized to receive notices and communications: W. Heath Hawk, GAM Tower, 2 Tabonuco St., Suite 200, Guaynabo, Puerto Rico (PR), 00968, (770) 777-9373

## Reporting persons
- Ocean Capital LLC (CIK 0001838395): type of reporting person: other (OO); citizenship or place of organization: Puerto Rico (PR); source of funds: working capital (WC); sole voting power 0; shared voting power 636,494; sole dispositive power 0; shared dispositive power 636,494; aggregate amount beneficially owned 636,494 (6.9% of the class)
  Comment: Box 13 - The percentages used herein are calculated based upon 9,182,874 shares of common stock outstanding, which represents the shares outstanding as of November 19, 2025, according to the Issuer's preliminary proxy statement filed with the Securities and Exchange Commission (the "SEC") on December 3, 2025 (the "Fund Preliminary Proxy").
- William Heath Hawk: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC), personal funds (PF); sole voting power 0; shared voting power 636,494; sole dispositive power 0; shared dispositive power 636,494; aggregate amount beneficially owned 636,494 (6.9% of the class)
  Comment: Box 8 - These shares are deemed to be beneficially owned by Mr. Hawk in his capacity as managing member of Ocean Capital LLC. Box 13 - The percentages used herein are calculated based upon 9,182,874 shares of common stock outstanding as of November 19, 2025, as disclosed in the Fund Preliminary Proxy.
- Brent D. Rosenthal: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jose R. Izquierdo II: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ethan A. Danial: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 441,808; sole dispositive power 0; shared dispositive power 441,808; aggregate amount beneficially owned 441,808 (4.8% of the class)
  Comment: Box 8 - Mr. Danial's Shared Voting Power consists of 441,708 shares owned by RAD Investments, LLC, which Mr. Danial, as one of its managers, may be deemed to beneficially own, and 100 shares owned by Mr. Danial directly. Box 13 - The percentages used herein are calculated based upon 9,182,874 shares of common stock outstanding as of November 19, 2025, as disclosed in the Fund Preliminary Proxy.
- Ian McCarthy: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.01 par value
Name of issuer: Puerto Rico Residents Tax-Free Fund IV, Inc.
Address of issuer's principal executive offices: 270 Munoz Rivera Avenue, Suite 1110, San Juan, Puerto Rico (PR), 00918
Comment: The following constitutes Amendment No. 12 ("Amendment No. 12") to the Schedule 13D filed by the undersigned with the SEC on November 17, 2021, as amended by the Amendment No. 1 filed on December 8, 2021, Amendment No. 2 filed on April 29, 2022, Amendment No. 3 filed on June 7, 2022, Amendment No. 4 filed on September 14, 2023, Amendment No. 5 filed on November 15, 2024, Amendment No. 6 filed on November 25, 2024, Amendment No. 7 filed on December 9, 2024, Amendment No. 8 filed on July 11, 2025, Amendment No. 9 filed on December 4, 2025, Amendment No. 10 filed on December 10, 2025 and Amendment No. 11 filed on December 16, 2025 (collectively, the "Schedule 13D"). This Amendment No. 12 amends the Schedule 13D as specifically set forth herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented to add the following paragraphs:

On December 19, 2025, Ocean Capital, Mr. Hawk and the 2025 Nominees (collectively, the "2025 Participants") filed a definitive proxy statement and an accompanying BLUE proxy card with the SEC in connection with their solicitation of proxies for the 2025 Annual Meeting. At the 2025 Annual Meeting, the 2025 Participants will seek stockholder approval of Ocean Capital's proposals to (i) elect the 2025 Nominees, consisting of Ethan A. Danial and Ian McCarthy, to serve as Class II directors on the Board, until their terms expire at the Fund's 2028 annual meeting of stockholders or until their respective successors are duly elected and qualified and (ii) terminate all existing investment advisory agreements between the Fund and its advisor, UBS Asset Managers of Puerto Rico ("UBS"), a division of UBS Trust Company of Puerto Rico. Details of the proposals, including information about the 2025 Nominees, can be found in the 2025 Participants' definitive proxy statement, which is available at no charge on the SEC's website http://www.sec.gov.

The 2025 Participants are asking stockholders to vote on their BLUE proxy card "FOR ALL" the 2025 Nominees and "FOR" the proposal to terminate all existing investment advisory agreements between the Fund and UBS.

## Signatures
- Ocean Capital LLC: /s/ William Heath Hawk, William Heath Hawk/Managing Member (12/22/2025)
- William Heath Hawk: /s/ William Heath Hawk, William Heath Hawk (12/22/2025)
- Brent D. Rosenthal: /s/ Brent D. Rosenthal, Brent D. Rosenthal (12/22/2025)
- Jose R. Izquierdo II: /s/ Jose R. Izquierdo II, Jose R. Izquierdo II (12/22/2025)
- Ethan A. Danial: /s/ Ethan A. Danial, Ethan A. Danial (12/22/2025)
- Ian McCarthy: /s/ Ian McCarthy, Ian McCarthy (12/22/2025)